

Linda Hutchinson

Director of QA & Certification

Boston, Massachusetts, United States · Contact info

148 connections

Voatz

Experience

Director of Quality Assurance & Certification
Voatz
Feb 2019 – Present · 2 yrs 9 mos
Boston, Massachusetts

Direct testing of Voatz' mobile voting platform used in federal elections and political conventions. Serve as Agile product owner and ensure compliance with federal voting standards and accessibility guidelines. Partner with scrum team in planning and scoping sprints. Collaborate with QA architect on test automation and senior management on corporate growth strategies.

Director of Quality Engineering
Clear Ballot Group
Oct 2015 – Jan 2019 · 3 yrs 4 mos
Greater Boston Area

Directed all testing of the ClearVote voting system which achieved the fastest ever initial US federal certification. Led QA team in establishing in house software and hardware testing methods for six GovTech products. Partnered with third party federal testing laboratories to ensure products met accuracy, usability, scalability, security and accessibility requ ...see more

Advisory Software Engineer
IBM
2006 – Sep 2015 · 9 yrs
Greater Boston Area

Led multiple quality engineering projects at Kenexa, an IBM company. Devised new test methodologies for BrassRing SaaS recruiting software serving global clients. Specified and validated migration of applicant tracking and resume data into new database platform. With development architect, migrated to open source search engine resulting in $3MM i ...see more

Quality Engineering Architect consultant
BrassRing
2002 – 2006 · 4 yrs
Waltham, MA

Served as technical project leader for KenexaBrassRing SaaS recruiting solution serving global clients. Led teams of two to seven engineers in developing ten thousand new test cases for growing product. Served as cross-departmental project manager for migration of millions of resumes to new search platform. Established method of back-end valid ...see more

Senior Quality Engineering Manager - Lotus Notes
Lotus Development
1987 – 1996 · 9 yrs

Directed Lotus Notes Quality Engineering responsible for all testing of the software on multiple client/server platforms of product with 60 million users. Led test automation, network/platform certifications, scalability, performance benchmarking, localization, UI and system testing Grew department(s) to 100 employees to efficiently meet rapidly gr ...see more

Education

The University of Connecticut
Bachelors, IMJR
Activities and Societies: Phi Beta Kappa, Magna Cum Laude

The Commonwealth Institute
Certificate, Entrepreneurship/Entrepreneurial Studies
2000 – 2001
Activities and Societies: Emerging Women Entrepreneurs Program

Harvard Kennedy School
Certificate, Cybersecurity
2018 – 2018

Cybersecurity: Managing Risk in the Information Age

Licenses & certifications

Board Ready BootCamp
Mass Technology Leadership Council
Issued Oct 2020 · No Expiration Date

Blockchain User Certification
Blockchain Educators
Issued Jan 2019 · No Expiration Date

Cyber Risk Management
Harvard Kennedy School
Issued Nov 2018 · No Expiration Date
Credential ID 2318127933